Exhibit 99.1

NOTICE

To:	Protective Partners, LLC 190 Farmington Avenue

Farmington, CT 06032

Attention: Vincent J. Dowling, Jr.

Protective Investment Partners, LLC

6676 Corporate Center Parkway

Jacksonville, FL 32216

Attention: David P. Delaney, Jr.

From:	The Stockholders (as defined below)

Nathan Shapiro, as an Individual Stockholder

Steven Shapiro, as Stockholder Representative

Re:	Transaction Notice under the SSCSA (as defined below)

Date:	February 14, 2021

Reference is hereby made to the Amended and Restated Stockholder Support and Contingent Sale Agreement, dated as of August 17, 2020 (the “SSCSA”), by and among (i) Protective Partners, LLC, a Delaware limited liability company (“PP”), Protective Investment Partners, LLC, a Delaware limited liability company (“PIP”), (each of PP and PIP being an “Offering Party” and collectively being the “Offering Parties”), and (ii) Shapiro Family Investment Partnership – Nathan Share, an Illinois general partnership, Nathan Shapiro Revocable Trust Dated 10/7/87, NS (Florida) Associates Inc., a Florida corporation, Daniel Shapiro, Emily Rita Shapiro, Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL, New Horizon (Florida) Enterprises Inc., a Florida corporation, Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, Steven A. Shapiro (in his capacity as a Stockholder), Illinois Diversified Company, LLC, an Illinois limited liability company, Norton Shapiro Revocable Trust, Norton Shapiro 2008 Trust, Norton Shapiro Family LLC, an Illinois limited liability company, and NSF Investment Partnership, an Illinois general partnership (each a “Stockholder” and collectively the “Stockholders”), (iii) Nathan Shapiro, as an Individual Stockholder, and (iv) Steven Shapiro, as Stockholder Representative (“Stockholder Representative”). Capitalized terms used but not defined herein shall have the meanings given to them in the SSCSA.

Pursuant to Section 5.1(c) of the SSCSA, the Stockholders hereby notify the Offering Parties that the Stockholders have been requested by the Company to take action with respect to an Acquisition Proposal, and such Acquisition Proposal is an arm’s length proposal made by a Third Party that is not, and is not an Affiliate of, any of the Stockholders or the Company, and the Stockholders believe in good faith that it would be beneficial to their interests and to the interests of the other equity owners of the Company if they chose to take such action with respect to such Acquisition Proposal that would otherwise be prohibited by Section 5.1(a)(i) through Section 5.1(a)(iv) of the SSCSA.

Further, the Stockholders hereby request:

(i)   the dollar amount of legal fees and expenses incurred by the Offering Parties in the aggregate with respect to the consideration, negotiation and analysis of the Prior Agreement, the SSCSA, and all matters arising out of or ancillary thereto, including the preparation and filing of forms, schedules, exhibits, and other documents with the SEC to disclose the terms and conditions of the Prior Agreement, the SSCSA or any matters related thereto, and any matters arising out of or related to an Acquisition Proposal and Substitute Transaction, from the time period beginning upon the inception of the negotiation of the Prior Agreement among the Parties and ending upon the date of this Transaction Notice;

(ii)     reasonably detailed documentation for all fees and expenses described in clause (i) (subject to redactions for privileged information and the like);

(iii)     a reasonable estimate for legal fees and expenses to be incurred subsequent to the date of this Transaction Notice through the consummation of a Substitute Acquisition; and

(iv) wire instructions and properly completed W-9s for each of PP and PIP.

By signing below, and acknowledging that the Stockholders will rely on such agreement, each of the Offering Parties irrevocably agrees that (a) notwithstanding the provisions of Section 8.4 of the SSCSA, this Transaction Notice shall be deemed to have been duly given on the date hereof and (b) this Transaction Notice shall be deemed to have complied with the requirements of Section 5.1(c)(i) of the SSCSA so long as half of the Reimbursement Payment is made to each of PIP and PP on the later of (x) the first Business Day following the date of this Transaction Notice and (y) the first Business Day after which Steven A. Shapiro receives the information requested in clauses (i) through (iv) above.

The Parties acknowledge and agree that the Reimbursement Payment made pursuant to Section 5.1(c)(i) of the SSCSA is in addition to and not in lieu of any payments that may hereafter be required to be paid by the Stockholders to the Offering Parties pursuant to the SSCSA, including pursuant to Section 5.1(c)(ii) and Section 5.1(d) of the SSCSA.

*      *       *

ACKNOWLEDGED AND AGREED:

STOCKHOLDER REPRESENTATIVE

/s/ Steven A. Shapiro

Steven A. Shapiro

PROTECTIVE PARTNERS, LLC

/s/ Vincent J. Dowling, Jr.

By: Vincent J. Dowling, Jr.

Its: Managing Member

PROTECTIVE INVESTMENT PARTNERS, LLC

/s/ David P. Delaney, Jr.

By: David P. Delaney, Jr.

Its: Manager